Exhibit 99.2

Creating Value for GI Patients and Shareholders Acquisition of VectivBio

Safe Harbor Statement

Certain statements in this communication may constitute “forward-looking statements”. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Ironwood and VectivBio believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Ironwood, VectivBio or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Ironwood may not receive sufficient number of shares tendered from VectivBio stockholders to complete the tender offer prior to the outside date set forth in the definitive agreement and the receipt of required regulatory approvals; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of VectivBio and Ironwood to consummate the transaction; risks that the proposed transaction disrupts the current plans and operations of VectivBio or Ironwood; the ability of Ironwood and/or VectivBio to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; the prospects, including clinical development, regulatory approvals, and commercial potential of apraglutide; Ironwood’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating VectivBio with its existing businesses; risks regarding preclinical and clinical development, manufacturing and formulation development of linaclotide, IW-3300, CNP-104, apraglutide and other product candidates; the risk that clinical programs and studies, inducing for the linaclotide pediatric program, CNP-104, IW-3300 or apraglutide, may not progress or develop as anticipated, including that studies are delayed or discontinued for any reason, such as safety, tolerability, enrollment, manufacturing, economic or other reasons; the risk that findings from completed nonclinical and clinical studies may not be replicated in later studies; the efficacy, safety and tolerability of linaclotide and other product candidates; the risk that the therapeutic opportunities for LINZESS, apraglutide or other product candidates are not as expected; decisions by regulatory and judicial authorities; outcomes in legal proceedings to protect or enforce the patents relating to either Ironwood or VectivBio, respective products and product candidates, as applicable, including abbreviated new drug application litigation; the risk that financial and operating results may differ from our projections; developments in the intellectual property landscape; challenges from and rights of competitors or potential competitors; the risk that planned investments do not have the anticipated effect on Ironwood revenues; and legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in VectivBio’s Annual Report on Form 20-F for the year ended December 31, 2022, Ironwood’s Annual Report on Form 10-K for the year ended December 31, 2022 and Ironwood’s other filings with the SEC (which may be obtained for free at the SEC’s website at http://www.sec.gov). Ironwood and VectivBio can give no assurance that the conditions to the transaction will be satisfied. Neither Ironwood nor VectivBio undertakes any intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

LINZESS® is a registered trademark of Ironwood Pharmaceuticals, Inc. Any other trademarks referred to in this presentation are the property of their respective owners. All rights reserved.

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Ironwood Participants • Tom McCourt Chief Executive Officer Mike Shetzline, M.D., Ph.D Chief Medical Officer • Sravan Emany Chief Financial Officer Andrew Davis Chief Business Officer 3

Apraglutide is a Potential Best - in - Class 1 GLP - 2 for SBS - IF • Designed for enhanced potency, selectivity and unique convenience of weekly dosing • High conviction in clinical program based on compelling data generated to date and proven GLP - 2 class Leverages Ironwood’s GI Capabilities and Success • GI expertise in regulatory, medical affairs and commercial execution building on blockbuster success of LINZESS • Gastroenterologist focus supports potential commercial launch with limited incremental investment $1B 2 Apraglutide Peak Net Sales Potential; Enhances Compelling Financial Profile • Provides catalyst with potential to extend Ironwood’s growth horizon through the 2030s • Ironwood expects to continue to deliver sustained profits and generate cash flow Advancing the treatment of GI diseases and redefining the standard of care for GI patients Acquisition of VectivBio advances Ironwood’s GI leadership and creates value for patients and shareholders 4 1 Agraglutide has not been proven effective or safe for its intended use and there is no guarantee that it will receive regulatory approval t o commercialize. 2 Ironwood management estimate, not risk - adjusted.

Strengthens GI pipeline with several near-term development milestones to drive shareholder value

Program	Indication	Discovery / Preclinical / Phase 1 / Phase 2 / Phase 3 / Marketed	Anticipated Milestones / Catalysts
LINZESS	IBS-C & CIC[1]		
LINZESS	Pediatric FC & IBS-C	sNDA Filed; PDUFA Date for FC: June 14, 2023	PDUFA Date: June 14, 2023 (FC in 6-17 year-olds)
Apraglutide[2]	**Adult Short Bowel Syndrome with Intestinal Failure** (Intend to Initiate Pediatric SBS-IF Phase 3 After Topline Results in Adults)	Pivotal	Top-Line Results: End of 2023
Apraglutide[2]	Acute Graft Versus Host Disease (GvHD)	Proof of Concept	Interim Results: 1H 2023
CNP-104	Primary Biliary Cholangitis (PBC)	Proof of Concept	Early Data Assessing T-cell Response: 2H 2023
IW-3300	Interstitial Cystitis / Bladder Pain Syndrome (IC/BPS)	Proof of Concept	
Early-Stage	Various Metabolic Programs[3]		

Programs from VectivBio

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[1] Chronic Idiopathic Constipation. [2] Rights to apraglutide in Japan have been exclusively licensed to Ashai Kasei Pharma Corporation (AKP).
[3] Includes VB-1197 (Malonic and Propionic Acidemia), VB-1200 (Urea Cycle Disorders), VB-1300 (Fatty Acid Oxidation Disorders), VB01400 (Amino Acidopathies).

Ironwood

Apraglutide : Potential Best - in - Class GLP - 2 for SBS - IF

Short Bowel Syndrome with Intestinal Failure (SBS-IF) is a condition with high unmet need

A severe condition that may require life-long parenteral support (PS)[1]

Significant Number of Adult Patients[8]

~17k U.S. & Europe | **~1k** Japan

Short Bowel Syndrome with Intestinal Failure (SBS-IF)

anatomical subtypes[1]

Bowel Surgery

Intestinal resection(s) due to IBD, trauma, mesenteric infarction, bariatric surgery, etc.[1]

CIC[9]

Stoma



Intestinal failure (IF) requires permanent PS

PS is the I.V. administration of fluids and nutrients



- ***Increased mortality[2,4]***
- ***Significant morbidity[2,3]***
- ***Reduced QoL[2,5,6]***
- ***Burden to the healthcare system[7]***

[1] Pironi L et al. Clin Nutr. 2016. [2] Parrish CR et al. Gastroenterol Hepatol (N. Y.) 2017. [3] Billiauws L et al. J Visc Surg. 2018. [4] Schalamon J et al. Best Pract Res Clin Gastroenterol. 2003. [5] Howard L. Gastroenterology. 2006. [6] Ballinger R et al. ISPOR 2019. [7] Plamjariyakul U et al. Nurs Econ. 2010. [8] Based on market research commissioned by VectivBio and published literature. [9] Colon-in-continuity.

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Ironwood

Apraglutide Target Product Profile * Enabled by pharmacologic and developmental strategy Potential to reduce parenteral support for SBS - IF patients and improve quality of life Designed for enhanced potency, selectivity and to be longer - acting vs. other GLP - 2s Designed to evaluate efficacy in both stoma and colon - in - continuity SBS - IF patient populations Weekly dosing 1,2 to improve patient experience Differentiated Pharmacology Novel Phase 3 Design Differentiated Dosing Apraglutide : poised to establish a new standard of care for Short Bowel Syndrome with Intestinal Failure (SBS - IF) 8 * Management expectations based on clinical trials to date. 1 Eliasson J et al. JPEN J Parenter Enteral Nutr . 2021. 2 Eliasson J et al. DDW® 14 2021.

Leverages Ironwood’s GI Capabilities and Success

Apraglutide has potential to achieve $1B in peak net sales

Apraglutide target product profile can enable market leadership position in SBS-IF (Stoma and CIC[1])



Potential Apraglutide Growth Drivers
Net Sales
Gattex in 2022 ~$750M
Increase utilization
Improve persistency
Expand use outside the U.S.
$1B+[2]
Current GLP-2 Sales
Apraglutide Peak Sales Potential

~14k SBS-IF patients remain untreated by GLP-2s out of ~17k in U.S. and Europe[3]

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[1] Colon-in-continuity. [2] Ironwood management estimate, not risk-adjusted. [3] Komodo Health claims data analysis (US), 2022; IQVIA MIDAS data analysis (EU), 2022.

Ironwood

Apraglutide enhances Ironwood's GI portfolio

	Linzess	Apraglutide	CNP-104
Indication / Disease Area	Adults with IBS-C and Chronic Idiopathic Constipation	SBS-IF (Stoma & Colon-In-Continuity)	Primary Biliary Cholangitis (PBC)
Addressable market	40M adults (US)[1]	~9K (US)[2]	~130K patients (US)[3]
Call point	**Gastroenterologist** and primary care	**Gastroenterologist**	**Gastroenterologist** and Hepatologist
Existing prescription market	✓	✓	✓
Significant unmet need	✓	✓	✓
Development phase	Marketed	Phase 3	Phase 2

Ironwood has a commercial track record of successfully launching into large, validated markets with high unmet need

[1] Lieberman GI Patient Landscape survey, 2010; U.S. Census data. [2] Based on market research commissioned by VectivBio and published literature. [3] Increasing Prevalence of Primary Biliary Cholangitis and Reduced Mortality With Treatment," Clinical Gastroenterology and Hepatology 2018;16:1342-1350.

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Ironwood

Enhances compelling financial profile

$0.4B 1 YE 2022 YE 2028 Late 2030s LINZESS (2029 LOE) Apraglutide CNP-104 $1.5B+ 2 peak sales potential ~$1.0B 2 Apraglutide and CNP - 104 have the potential to extend Ironwood’s growth horizon through the 2030s 13 Pro Forma Ironwood Long Term (Assuming Approval) Ironwood Today 13 1 2022 Ironwood revenue. . 2 Ironwood management estimate, not risk - adjusted.

• Holders of VECT will be entitled to receive $17.00/share • Total transaction aggregate consideration of ~$1B, net of VectivBio cash and debt • Ironwood expects to finance the acquisition with cash on hand and funds drawn through a four - year, $500 million revolving credit facility entered in connection with the transaction • Terms of the definitive transaction agreement and related transactions have been approved by both Ironwood and VectivBio Boards of Directors • Anticipated closing in the second half of 2023 • The transaction is conditioned upon, among other things, the tender of shares representing more than 80% of VectivBio’s issued and outstanding shares and other customary conditions • Ironwood expects to provide an update on its 2023 adjusted EBITDA financial guidance upon close of the transaction Acquisition of VectivBio positions Ironwood for long - term growth to drive shareholder value Transaction Overview 14

• If approved, potential apraglutide SBS - IF commercial launch in 2025 • Ironwood expects to generate greater than $175 million in operating cash flows per year on a pro forma basis ahead of potential apraglutide commercial launch • Expect transaction to be accretive to earnings per share beginning in 2026 • Complimentary GI focus of lead clinical asset expected to yield operating leverage through utilizing Ironwood S&M infrastructure, and moderate near - term G&A synergies • Ironwood anticipates roughly 3x total net leverage 1 at close, and to de - lever below 2x ahead of potential apraglutide launch • Apraglutide has the potential to significantly enhance Ironwood’s long - term revenue and profit growth horizon through the 2030s with $1B + 2 potential peak sales in SBS - IF • Diversifies commercial portfolio which compliments CNP - 104 in a GI rare disease indication Near - Term Financial Impact Long - Term Financial Impact Acquisition of VectivBio enhances and extends Ironwood’s compelling financial profile 15 1 Reflects total debt, less Ironwood cash divided by adjusted EBITDA per credit agreement, which includes certain permitted adj us tments and add - backs. 2 Ironwood management estimate, not risk - adjusted.

Apraglutide is a Potential Best - in - Class 1 GLP - 2 for SBS - IF Leverages Ironwood’s GI Capabilities and Success $1B 2 Apraglutide Peak Net Sales Potential; Enhances Compelling Financial Profile Acquisition of VectivBio advances Ironwood’s GI leadership and creates value for patients and shareholders 16 1 Agraglutide has not been proven effective or safe for its intended use and there is no guarantee that it will receive regulatory approval t o commercialize. 2 Ironwood management estimate, not risk - adjusted. Advancing the treatment of GI diseases and redefining the standard of care for GI patients

Additional Information and Where to Find It The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solic ita tion of an offer to sell any shares of VectivBio’s ordinary shares. The tender offer for VectivBio’s outstanding ordinary shares described in this presentation has not commenced. At the time the tender offer is commenced, Ironwood will file or cause to be filed a Tender O ffe r Statement on Schedule TO with the SEC and VectivBio will file a Solicitation/Recommendation Statement on Schedule 14D - 9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read car efully before any decision is made with respect to the tender offer. Those materials will be made available to VectivBio’s stockholders at no expense to them. In addition, all of those materials (and any other documents filed with the SEC) will be available at no cha rge on the SEC’s website at www.sec.gov . 17